Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML announces 2011 First Quarter Results
Strong first quarter confirms expectation for another record year
VELDHOVEN, the Netherlands, April 13, 2011 — ASML Holding NV (ASML) today announces 2011 first quarter results according to US GAAP as follows:
•	Q1 2011 net sales of EUR 1,452 million versus Q4 2010 net sales of EUR 1,521 million (Q1 2010 net sales of EUR 742 million).

•	Q1 2011 net income of EUR 395 million, or 27.2 percent of net sales, versus a Q4 2010 net income of EUR 407 million or 26.7 percent of net sales (Q1 2010 net income of EUR 107 million or 14.5 percent of net sales).

•	Q1 2011 net bookings valued at EUR 845 million with 40 systems including 36 new and 4 used systems, leading to a systems backlog valued at EUR 3,330 million as of March 27, 2011.
“A strong first quarter confirms our confidence that 2011 is expected to be another record year for ASML,” said Eric Meurice, President and Chief Executive Officer of ASML. “We shipped 21 of our most advanced volume production immersion system TWINSCAN NXT:1950, the industry’s premier immersion platform capable of overlay of less than 3 nanometers (nm) in high volume production of 175 wafers per hour. We also shipped 39 dry lithography tools as our customers continue to execute their strategic fab investments in new technology and capacity to meet demand. We continued to prepare the industry for the next generation of lithography as we shipped the second and third NXE:3100 Extreme Ultraviolet (EUV) scanners for customers to develop their chip production processes for the coming years,” Meurice added.

Operations Update
In Q1 2011, ASML’s net sales of EUR 1,452 million included 56 new and 7 used systems, totaling net system sales of EUR 1,284 million, and net service and field options sales of EUR 168 million. Net system sales for Q4 2010 included the shipment of 56 new and 13 used machines, totaling EUR 1,313 million, and net service and field options sales of EUR 208 million.
The Q1 2011 average selling price for a new system was EUR 22.5 million, compared with the Q4 2010 average selling price for a new system of EUR 22.4 million. The Q1 2011 average selling price for all ASML systems sold was EUR 20.4 million, compared with the Q4 2010 average selling price of EUR 19.0 million.
Q1 2011 net bookings totaled 40 systems valued at EUR 845 million, including advanced immersion systems for critical layers as well as KrF systems for less critical layers mainly ordered by Foundry customers for capacity additions, with a total average selling price of EUR 21.1 million.
ASML’s systems backlog as of March 27, 2011 was EUR 3,330 million, including 134 systems with an average selling price of EUR 24.9 million. ASML’s systems backlog as of December 31, 2010 was valued at EUR 3,856 million, totaling 157 systems with an average selling price of EUR 24.6 million.
In Q1 2011, ASML generated net income of EUR 395 million, or EUR 0.90 per ordinary share as compared with net income in Q4 2010 of EUR 407 million or EUR 0.94 per ordinary share.
The company’s Q1 2011 gross margin was 44.7 percent compared with the Q4 2010 gross margin of 45.0 percent.
Q1 2011 research and development (R&D) costs were EUR 145 million, compared with Q4 2010 R&D costs of EUR 141 million.
Selling, general and administrative (SG&A) costs were EUR 54 million in Q1 2011, compared with SG&A costs of EUR 50 million in Q4 2010.

Net cash from operations was EUR 1,101 million in Q1 2011. ASML ended Q1 2011 with EUR 2,699 million in cash and cash equivalents, compared with EUR 1,950 million at the end of Q4 2010. This cash includes pre-payments for EUV production systems which will be invested into the program in coming quarters.
Outlook
“We booked EUR 845 million worth of orders in the first quarter of 2011 and expect order intake of between EUR 900 million and EUR 1 billion in Q2 2011,” Eric Meurice said. “The semiconductor manufacturers are certainly showing caution in assessing the economic impact of the Japanese earthquake on their supply chain as well as on the overall end-product market; some customers have indeed re-timed a limited number of deliveries. However, the structural needs for lithography capacity continue to be sufficiently large for 2011 so that such schedule changes do not impact significantly our revenues expectation for the year, to hit a record level clearly above EUR 5 billion: DRAM memory investment is still low compared with last year, but NAND Flash memory and Foundry Logic players continue their strategic build-up of 2x nm and 4x-3x nm capacity respectively. Beyond those nodes, we are progressing further our EUV technology as we shipped the first three NXE:3100 systems and are planning to ship three more over the coming months. We have not yet proven the full light source power performance, but progress is being made while the industry is securing the infrastructure development and while we are qualifying the overall system itself,” Meurice said.
ASML expects Q2 2011 net sales of around EUR 1.5 billion and gross margin in Q2 2011 of about 45 percent. We have elected to increase our R&D costs for Q2 and potentially Q3 by EUR 5 million to EUR 150 million so as to strengthen our strategic investments, as the revenue line is strong. SG&A costs are expected at EUR 55 million.
Update on share buy back program
As part of ASML’s policy to return excess cash to shareholders through dividend and regularly timed share buy back programs, ASML in January 2011 announced its intention to purchase up to EUR 1 billion of its own shares within two years. As part of this program ASML has purchased 4,6 million shares for a total consideration of EUR 142 million up to March 27, 2011. ASML intends to cancel the repurchased shares. The share buy back program may be suspended, modified or discontinued at any time. All transactions under this program are published on ASML’s website (www.asml.com/investors) on a weekly basis.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 7,400 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com
Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 10 29 44 271 and the US +1 718 247 0886 (US participants will have to quote the following confirmation code when dialing into the conference: 8608423). To listen to the conference call, access is also available via www.asml.com
A replay of the Investor and Media Call will be available on www.asml.com
IFRS Financial Reporting
ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans, the accounting of income taxes and the accounting of reversal of inventory write-downs. ASML’s quarterly IFRS consolidated income statement, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com
The consolidated balance sheets of ASML Holding N.V. as of March 27, 2011, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended March 27, 2011 as presented in this press release are unaudited.
Regulated Information
This press release, the US GAAP consolidated financial statements and the IFRS consolidated financial statements published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates available cash, distributable reserves for dividend payments and share repurchases, uncertainty surrounding the impact of the earthquake and tsunami in Japan and its potential effect on our customers and suppliers and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.